SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009
Commission File Number 1-14840
AMDOCS LIMITED
Suite 5, Tower Hill House Le Bordage
St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands
Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F ☑          FORM 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934:
YES ☐          NO ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1: MEMORANDUM OF INCORPORATION
EX-99.2: ARTICLES OF INCORPORATION

     On January 22, 2009, at the annual general meeting of the shareholders of Amdocs Limited (the “Registrant”), the Registrant’s shareholders approved the amended and restated Memorandum of Association and Articles of Association in their entirety and adopted in their place each of the Registrant’s Memorandum of Incorporation and Articles of Incorporation. The Memorandum of Incorporation is attached to this Form 6-K as Exhibit 99.1 and the Articles of Incorporation are attached to this Form 6-K as Exhibit 99.2.
     This Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED
/s/ Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary Authorized U.S. Representative

Date: January 26, 2009

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Memorandum of Incorporation

99.2	Articles of Incorporation